UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Oil and natural gas production in September

Rio de Janeiro, October 26, 2018—Petróleo Brasileiro SA—Petrobras informs that in September its total production of oil and gas, including natural gas liquids (NGL), was 2.47 million barrels of oil equivalent per day (boed), 2.35 million boed produced in Brazil and 125 thousand boed abroad.

The total operated production of the company (Petrobras and partners’ share) was 3.18 million boed, with 3.02 million boed in Brazil.

Total oil and gas production remained stable compared to the previous month, with a reduction in the oil production mainly due to the maintenance stoppage of the P-57 platform, located in the Jubarte field, and P-52, located in the Roncador field, both located in the Campos Basin, which was compensated with an increase in gas production mainly due to the production normalization of the Mexilhão platform.

It should be noted that the company achieved the monthly record of utilization of the gas produced of 97.1%.

The tables below detail the production values.

Petrobras Total Production Brazil + Abroad (millions boed)
August 2018	September 2018	Monthly variation	Cumulative 2018	Target
2.47	2.47	0%	2.6	2.7
Petrobras oil production Brazil (millions bpd)
August 2018	September 2018	Monthly variation	Cumulative 2018	Target
1.92	1.88	-2%	2.0	2.1

Petrobras maintains its commitment to the production target disclosed in the 2018-2022 Business and Management Plan, considering the ramp-up production of the platforms that have already started operations this year (P-74, in the Búzios field, FPSO Cidade de Campos, in the Tartaruga Verde field and P-69, in Lula field) and the beginning of the production of new systems expected until the end of 2018.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer